

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 12, 2021

Jeffery J. Crivello
Chief Executive Officer
BBQ Holdings, Inc.
12701 Whitewater Drive, Suite 200
Minnetonka, MN 55343

      Re: BBQ Holdings, Inc.
          Registration Statement on Form S-3
          Filed August 4, 2021
          File No. 333-258462

Dear Mr. Crivello:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Scott Anderegg at 202-551-3342 with any questions.

                 Sincerely,

                 Division of Corporation Finance
                 Office of Trade & Services